July 22, 2005



Fax (972) 821 - 4448
Room 4561



J. Cooley Clark
Chief Executive Officer
Banctec, Inc.
2701 East Grauwyler
Irving, Texas 75061

      RE: 	Banctec, Inc.
 		Form 10-K
		Filed on April 8, 2005
 		File No. 000-09859

Dear Mr. Clark:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Item 7. Mangement`s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 14

1. We note you omitted disclosure of whether you believe you have sufficient capital resources to meet your working capital and capital expenditure needs. Tell us your consideration of providing a reasonably detailed discussion of the Company`s ability or inability to generate sufficient cash to support its operations during the twelve-month period following the date of the financial statements.
Refer to Item 303(a)(1) of Regulation S-K.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note A-Summary of Significant Accounting Policies

Revenue Recognition, page 28

2. We note your disclosure of your various hardware products, software products and services on pages 3 and 4. Tell us if you enter into multiple element arrangements and identify the elements included in each type of sales transaction. Describe your consideration of EITF 00-21 and SOP 97-2, as applicable, for arrangements that include multiple elements. Tell us how you apply the separation criteria in EITF 00-21 for those arrangements.

Property, Plant and Equipment, page 28

3. Tell us what is included in field support spare parts. Are these parts used in the installation or repair of the equipment sold? If so, explain why this is included in property and equipment and depreciated over two to five years and why the parts are not included as part of cost of sales when used.

Stock-based Compensation, page 30

4. We note your disclosure that options granted in 2003 and 2004 were
issued at or above "market price." In light of the fact that your common shares are not publicly traded, define for us what you mean by
"market price."  Further, please describe how you determined the fair
value of shares underlying each of your share option grants in
2003
and 2004 including the methodology and significant assumptions used.

Note C - Discontinued Operations, Restructuring, Impairment and
Change in Accounting Estimate

Change in Accounting Estimate, page 33

5. Explain, in detail, what facts came to your attention that lead the Company to record a $4.3 million adjustment to deferred revenue.
Also, explain the estimates and uncertainties that are used accounting for deferred revenues and how you considered including a discussion of such estimates in your critical accounting policy disclosures.

Note H - Taxes, page 37

6. We note that during fiscal 2003 the Company reduced the
deferred
tax asset valuation allowance by $13.8 million and during fiscal
2004
you increased the valuation allowance by $10.3 million. Please explain in detail the facts and circumstances that caused the Company to record a decrease and then subsequent increase in the valuation allowance. Also explain what is included in the $4.7 million of permanent differences in the reconciliation of the statutory to effective tax rate for the year ended, December 31, 2004.

Item 9A. Controls and Procedures, page 46

7. We note your discussion of internal-control weaknesses that were noted as a result of the Company`s 2000 and 2001 audits. With regards to this information, please provide the following:
* Tell us when these weaknesses were last communicated to management.
* Describe in greater detail the nature of the material weaknesses identified in your disclosure. In this regard, also tell us the specific steps that the company has taken, if any, to remediate the material weaknesses and tell us whether the company believes that the material weaknesses still exist at the end of the period covered by the report.
* You indicate that steps have been implemented to address internal-control weaknesses. Tell us when this was done. If the Company continued to address these weaknesses during fiscal 2004, then tell us how you determined that there were no significant changes to the
Company`s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses. See Release No. 33-8238.

8. We note your statement that "within 90 days prior to the filing of this report," the CEO and CFO continued to evaluate the effectiveness of disclosure controls and believe that controls and procedures are effective in "making known to them material information...required to be included in this report." Tell us how you considered the requirements of Item 307 of Regulation S-K whereby the conclusions of management regarding the effectiveness of disclosure controls and procedures should be made as of the end of the period.

9. We also note your statement that "disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving an entity`s disclosure objectives." Tell us how you considered the requirements of Section
II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at
<http.//www.sec.gov/rules/final/33-8238.htm>to indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.

10. We note your disclosures that "the Chief Executive Officer and the Chief Financial Officer believe that the Company`s disclosure controls and procedures are effective in making know to them material information relating to the Company required to be included in this report". Tell us how you officers considered Exchange Act Rule 13a-
15(e) in concluding that your disclosure controls and procedures are effective to ensure that information required to be disclosed by Banctec in reports that you file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms as of the end of the period.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of regulation S-T. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact David Edgar at (202)-551-3459 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

						Very truly yours,


						Kathleen Collins
						Accounting Branch Chief
Mr. J. Cooley Clark
Banctec, Inc.
July 22, 2005
Page 5